Mail Stop 0710

                                                July 12, 2005


Mr. John Bingman
CCA Industries, Inc
200 Murray Hill Parkway
East Rutherford, NJ 07073

	RE:	CCA Industries, Inc.
      Form 10-K for the year ended November 30, 2004
      Form 8-K filed on June 27, 2005
      File No. 1-31643


Dear Mr. Bingman:

      We have reviewed your response letter dated June 27, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended November 30, 2004

Note 2. Summary of Significant Accounting Policies, page 8

Advertising Costs, page 11
1. Based upon the information you have provided to us in your letter dated June 27, 2005, as well as the information contained in your previous letters, it does not appear to us that you have demonstrated that the benefits from a given advertisement clearly extend beyond the period in which the cost was incurred. Therefore, we find that your current methodology does not comply with APB 28 and that your advertising costs should be expensed as incurred. You should discuss the impact of the resulting timing mismatch in your Management`s Discussion and Analysis section. In addition, we object to your proposal to wait until fiscal 2006 to change your methodology.


Form 8-K filed on June 27, 2005
2. We have also reviewed the Form 8-K dated June 27, 2005. Please tell us what consideration you gave to filing this report under Item
1.01 and including the agreement as an exhibit.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 551-
3747,
Nathan Cheney at (202) 551-3714 or, in their absence, to the undersigned at (202) 551-3768.


      Sincerely,




      John Cash
      Accounting Branch Chief


??

??

??

??

Mr. John Bingman
CCA Industries, Inc
June 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0710

         DIVISION OF
CORPORATION FINANCE